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                                                                 EXHIBIT (a)(7)

                   REGISTRATION STATEMENT DECLARED EFFECTIVE
                            FOR ADT EXCHANGE OFFER

               WESTERN RESOURCES BEGINS MAILING PROXY MATERIALS
                              TO ADT SHAREOWNERS

                       WESTERN RESOURCES SPECIAL MEETING
                 TO APPROVE ADT ACQUISITION SET FOR LATE APRIL

  TOPEKA, Kansas, March 17, 1997--Western Resources (NYSE:WR), the third largest security company in the United States and the largest shareowner of ADT Limited (NYSE:ADT), today announced that the Registration Statement for its exchange offer to the shareowners of ADT has been declared effective by the Securities and Exchange Commission. Accordingly, Western Resources intends to distribute shortly to ADT shareowners its exchange offer documents and definitive proxy materials to facilitate its proposed acquisition of ADT.

  "We are now able to deliver directly to ADT shareowners the full details of our offer for ADT," said John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer. "We are confident that our fellow ADT shareowners will recognize the immediate value of our offer, the seriousness with which we are pursuing this acquisition, and the long-term benefits of combining our ever-growing security and energy businesses with ADT."

  On March 3rd, Western Resources announced that ADT shareowners would receive $12.50 in Western Resources common stock and $10 cash for each ADT common share pursuant to the exchange offer.

  Under the terms of Western Resources' exchange offer, ADT shareowners would receive $10 cash plus .41494 of a share of Western Resources' common stock for each share of ADT tendered, based on the closing price of Western Resources' common stock on March 13, 1997. ADT shareowners would not, however, receive more than .42017 shares of Western Resources' common stock for each ADT common share.

  Western Resources originally announced its intent to acquire ADT on December 18, 1996. Since then, ADT's board has announced that it opposes Western Resources' offer and has attempted to delay until July 8, 1997, a special meeting of shareowners called at the request of Western Resources to ask for a vote on proposals designed to facilitate the exchange offer.

  Today, Western Resources also announced that it plans to conduct a special meeting of its shareowners on April 24, 1997, in Topeka, Kansas, to approve the acquisition. Western Resources common and preferred Shareholders of record on March 20, 1997 will be entitled to attend and vote at the special meeting.

  Western Resources has previously sued ADT for unreasonably delaying the ADT special meeting to July 8 and for adopting anti-takeover devices with the effect of entrenching ADT management. The case is pending in the U.S. District Court for the Southern District of Florida.

  The expiration date of the exchange offer is 5 p.m., EDT, April 15, 1997, and may be extended from time to time by Western Resources until the various conditions to the exchange offer have been satisfied or waived.

  On January 23rd, the waiting period required under the Hart-Scott-Rodino Act expired with no action taken by the anti-trust authorities, allowing Western Resources to continue to work toward its acquisition of ADT. In February, The Kansas Corporation Commission authorized Western Resources to issue additional shares of common stock and to borrow the funds necessary to complete its acquisition of ADT.
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  Western Resources (NYSE: WR) is an energy and security company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Through its unregulated subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy, security and related products and services are developed and marketed in the continental U.S. and offshore.

  For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.

  This news release is neither an offer to exchange nor a solicitation of an offer to exchange common shares of ADT Limited. The Offer will be made solely by means of Western Resources' Prospectus and the related Letter of Transmittal. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of those securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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